Exhibit 99.5

Mitchells & Butlers plc

Purchase of Own Securities

Mitchells & Butlers plc announces that on 13 June 2006 it purchased for cancellation 608,824 of its ordinary shares at a price of 489.566722 pence per ordinary share.